                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                         BROADWAY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    111444105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               DAVID M. W. HARVEY
                            EVEREST MANAGERS, L.L.C.
                              POST OFFICE BOX 3178
                           GARDNERVILLE, NEVADA 89410
                                  (775)265-3016
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 19, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
                  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     CUSIP No. 111444105
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             Everest Strategic Partners I Limited Partnership
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [ ]
   (b)  [ ]
--------------------------------------------------------------------------------

   3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
                        WC
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization

                  NEVADA
--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                192,456
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           192,456
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               192,456
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9

                  21.4%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)

                  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            CUSIP No 111444105
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

         Everest Managers, L.L.C.
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [ ]
   (b)  [ ]
--------------------------------------------------------------------------------

   3) SEC Use Only
--------------------------------------------------------------------------------
   4) Source of Funds (See Instructions)
      Not applicable

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

     6) Citizenship or Place of Organization

               NEVADA
--------------------------------------------------------------------------------

Number of           (7)   Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)   Shared Voting Power                192,456
Owned by          --------------------------------------------------------------
Each Reporting-     (9)   Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10)  Shared Dispositive Power           192,456
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                192,456
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                              [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row (11)

                21.4%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)

                  00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     CUSIP No. 111444105
--------------------------------------------------------------------------------

   1) Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

             David M. W. Harvey
--------------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  [ ]
   (b)  [ ]
--------------------------------------------------------------------------------

   3) SEC Use Only
--------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)
        Not applicable

--------------------------------------------------------------------------------


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------


     6) Citizenship or Place of Organization
                  U.S.A.
--------------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                        0
Shares            --------------------------------------------------------------
Beneficially        (8)  Shared Voting Power                192,456
Owned by          --------------------------------------------------------------
Each Reporting-     (9)  Sole Dispositive Power                   0
Person            --------------------------------------------------------------
With                (10) Shared Dispositive Power           192,456
--------------------------------------------------------------------------------

   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
              192,456
--------------------------------------------------------------------------------

   12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                               [  ]
--------------------------------------------------------------------------------

   13)  Percent of Class Represented by Amount in Row 9
                  21.4%
--------------------------------------------------------------------------------

   14)  Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------

            This Amendment No. 1 (the "Amendment No. 1") is to the Schedule 13D (the "Initial 13D") jointly filed by Everest Strategic Partners I Limited Partnership (d.b.a. Everest Strategic Partners I, L.P.)(the "Partnership"), Everest Managers, L.L.C. (the "General Partner"), and David M. W. Harvey, the principal member of the General Partner (collectively the "Filing Persons") on May 25, 2001, relating to the Common Stock, $0.01 par value, (the "Stock") of Broadway Financial Corporation, a Delaware corporation (the "Issuer"). The following items in the Initial 13D are hereby amended in their entirety to read as follows:

Item 3: Source and Amount of Funds or Other Consideration

        The aggregate purchase price of the Stock covered by this statement is $1,885,875. The Partnership's Stock purchases were in an account carried at Banc of America Securities, LLC. No borrowed funds were used to purchase the Stock.

Item 4: Purpose of Transaction

        (a) The Stock that is the subject of this Amendment No. 1 was acquired by the Partnership for the purpose of investment. Subject to certain conditions including regulatory approval, the Partnership agreed to purchase an additional 106,425 shares of Stock at a purchase price of $10.00 on or before July 30, 2001 pursuant to the terms of a Letter Agreement, dated June 1, 2001, between Disa Liquidating Co. and the Partnership (the "Letter Agreement"). On July 19, 2001 the Partnership received notice from the Office of Thrift Supervision of its acceptance of the rebuttal of determination of control filed by the Filing Persons on July 11, 2001 (the "Rebuttal"). In accordance with the terms of the Rebuttal, the Filing Persons have entered into a Rebuttal Agreement, dated June 8, 2001 and July 19, 2001 between the Filing Persons and the Office of Thrift Supervision (the "Rebuttal Agreement") governing their holding of the Stock which is the subject of this Amendment No. 1. A copy of the Letter Agreement is attached hereto as Exhibit C; and a copy of the Rebuttal Agreement is attached hereto as Exhibit D. All purchases of Stock were made with working capital.

        (b) None

        (c) None

        (d) The General Partner anticipates that should a vacancy occur on the Board of Directors of the Issuer, a representative of the General Partner may be nominated to fill such vacancy.

        (e) - (i)
            None

        (j) At present, and except as disclosed herein, the Filing Persons have no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (i), inclusive, of Item 4 of this Amendment No. 1. The Filing Persons intend to continue to explore the options available to them. The Filing Persons may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of this Amendment No. 1.

Item 5: Interest in Securities of the Issuer

        (a) Based on Form 10-QSB for the Quarterly period ending March 31, 2001 the Issuer had 901,333 shares of Stock issued and outstanding. Accordingly, the 192,456 shares of Stock owned by the Partnership represent approximately 21.4 percent (21.4%) of the Issuer's issued and outstanding Stock as of March 31, 2001.

        (b) The General Partner has the power to vote or direct the voting of the Stock as of any record date subsequent to the Partnership's purchases identified in Exhibit B, and the power to dispose or to direct the disposition of the Stock. Because Mr. Harvey is the controlling person of the General Partner, he may be deemed to have the indirect power to vote or direct the vote and to dispose or direct the disposition of the Stock that is the subject of this Amendment No. 1. Each of Mr. Harvey and the General Partner disclaims beneficial ownership of shares of Stock of the Issuer.

        (c) Purchases in the last 60 days. See Exhibit B attached. The transactions identified in Exhibit B were effected through one or more brokers in the over-the-counter market.

        (d) No person other than the Partnership and the General Partner has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Stock that is the subject of this Amendment No. 1.

        (e) Not applicable.


Item 7: Material to be Filed as Exhibits

        Exhibit A - Joint Filing Agreement
        Exhibit B - Schedule of Purchases
        Exhibit C - Letter Agreement
        Exhibit D - Rebuttal Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                            EVEREST MANAGERS, L.L.C.
                                            By:   /s/ David M. W. Harvey
Dated: July 19, 2001                        ----------------------------------
                                            Name: David M. W. Harvey
                                            Title: Managing Member


                                            EVEREST STRATEGIC PARTNERS I LIMITED
                                            PARTNERSHIP(d.b.a. EVEREST STRATEGIC
                                            PARTNERS I, L.P.)
                                            By its General Partner
                                            EVEREST MANAGERS, L.L.C.
                                            By:   /s/ David M. W. Harvey
Dated: July 19, 2001                        ----------------------------------
                                            Name: David M. W. Harvey
                                            Title: Managing Member


                                            By:   /s/ David M. W. Harvey
Dated: July 19, 2001                        ----------------------------------
                                            Name: David M. W. Harvey

                                                                       Exhibit A
                                                                       ---------

                     AGREEMENT REGARDING THE JOINT FILING OF
                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                             ---------------------

The undersigned hereby agree as follows:

         (i) Each of them is individually eligible to use the Amendment No. 1 to which this Exhibit is attached, and such Amendment No. 1 is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such Amendment No. 1 and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.




                                            EVEREST MANAGERS, L.L.C.
                                            By:   /s/ David M. W. Harvey
Dated: July 19, 2001                        ----------------------------------
                                            Name: David M. W. Harvey
                                            Title: Managing Member


                                            EVEREST STRATEGIC PARTNERS I LIMITED
                                            PARTNERSHIP(d.b.a. EVEREST STRATEGIC
                                            PARTNERS I, L.P.)
                                            By its General Partner
                                            EVEREST MANAGERS, L.L.C.
                                            By:   /s/ David M. W. Harvey
Dated: July 19, 2001                        ----------------------------------
                                            Name: David M. W. Harvey
                                            Title: Managing Member


                                            By:   /s/ David M. W. Harvey
Dated: July 19, 2001                        ----------------------------------
                                            Name: David M. W. Harvey

                                                                       Exhibit B
                                                                       ---------

                              SCHEDULE OF PURCHASES

                              ---------------------



Everest Strategic Partners I Limited Partnership acquisitions of and holdings in Broadway Financial Corporation (BYFC).



       Date                Shares (#)          Cost ($)             Price/Share
       ----                ----------          --------             -----------

       May 17, 2001           25,000            223,515                  8.941
       May 25, 2001           61,031            595,982                  9.765
       July 19, 2001         106,425          1,066,378                 10.020
                          ----------         ----------                --------
                             192,456          1,885,875                  9.7990

                                                                       Exhibit C
                                                                       ---------
                                     FORM OF
                                LETTER AGREEMENT

                              ---------------------




                              DISA LIQUIDATING, CO.





                                              June 1, 2001





Everest Managers, L.L.C.


Post Office Box 3178


Gardnerville, Nevada 89410





Dear Sirs:


DISA Liquidating, Co. ("DISA") and Everest Strategic Partners I, L.P. ("Everest") do hereby enter into agreement whereby DISA grants to Everest an option to purchase, subject to the effective rebuttal of control under Part 574 of the Regulations of the Office of Thrift Supervision on terms satisfactory to Everest, 106,425 shares of the Common Stock (the "Stock") of Broadway Financial Corporation ("Broadway") at a purchase price of $10.00 per share (Exercise Price") at any time commencing on the date hereof and expiring on July 30, 2001 ("Expiration Date"); provided, however, in the event BYFC shall have publicly announced any corporate event (e.g. merger or acquisition) prior to the earlier of the Expiration Date or the exercise date and the closing market price of the stock exceeds $10.00 after the announcement thereof, then the two parties will renegotiate the Exercise Price. Otherwise, in the absence of any material, adverse corporate event, Everest will complete the transaction by exercising its option on or before the Expiration Date.


                                               DISA LIQUIDATING, LTD.











Accepted and agreed:





EVEREST STRATEGIC PARTNERS I, L.P.

                                                                       Exhibit D
                                                                       ---------




                                    AGREEMENT

         Rebuttal of Rebuttable Determination Of Control Under Part 574



I.       WHEREAS

         A. Everest Strategic Partners I Limited Partnership, a Nevada limited partnership, is the owner of 86,031 shares of the common stock, par value $0.01 per share (the "Stock"), of Broadway Financial Corporation, 4800 Wilshire Boulevard, Los Angeles, California 90010. The 86,031 shares represent 9.5 percent of a class of "voting stock" of Broadway Financial Corporation as defined under the Acquisition of Control Regulations ("Regulations") of the Office of Thrift Supervision ("Office"), 12 CFR part 574 ("Voting Stock"). Everest Strategic Partners I Limited Partnership is hereinafter referred to in this Agreement as "Everest Strategic Partners." The sole general partner of Everest Strategic Partners is Everest Managers, L.L.C., a Nevada limited liability company. The Managing Member of Everest Managers, L.L.C. is Mr. David M.W. Harvey, a resident of the State of Nevada.


         B. Broadway Financial Corporation is a "savings association" within the meaning of the Regulations;


         C. Everest Strategic Partners seeks to acquire additional shares of stock of Broadway Financial Corporation ("Additional Shares"), such that Everest Strategic Partners' ownership thereof will exceed 10 percent of a class of Voting Stock but will not exceed 25 percent of a class of Voting Stock of Broadway Financial Corporation;


         D. Everest Strategic Partners does not seek to acquire the Additional Shares for the purpose or effect of changing the control of Broadway Financial Corporation or in connection with or as a participant in any transaction having such purpose or effect;


         E. The Regulations require a company or a person who intends to hold 10 percent or more but not in excess of 25 percent of any class of Voting Stock of a savings association or holding company thereof and that also would possess any of the Control Factors specified in the Regulations, to file and obtain approval of an application ("Application") under the Savings and Loan Holding Company Act ("Holding Company Act"), 12 U.S.C. 1467a, or file and obtain clearance of a notice ("Notice") under the Change in Control Act ("Control Act"), 12 U.S.C. 1817(j), prior to acquiring such amount of stock and a Control Factor unless the rebuttable determination of control has been rebutted.


         F. Under the Regulations, Everest Strategic Partners would be determined to be in control, subject to rebuttal, of Broadway Financial Corporation upon acquisition of the Additional Shares;


         G. Everest Strategic Partners, Everest Managers, L.L.C. and Mr. David M.W. Harvey have no intention to manage or control, directly or indirectly, Broadway Financial Corporation;


         H. Everest Strategic Partners has filed on or about June , 2001 a written statement seeking to rebut the determination of control, attached hereto and incorporated herein (these submissions referred to as the "Rebuttal");

         I. In order to rebut the rebuttable determination of control, Everest Strategic Partners agrees to offer this Agreement as evidence that the acquisition of the Additional Shares by Everest Strategic Partners as proposed would not constitute an acquisition of control under the Regulations.

II.


         The Office has determined, and hereby agrees, to act favorably on the Rebuttal, and in consideration of such a determination and agreement by the Office to act favorably on the Rebuttal, Everest Strategic Partners and any other existing, resulting or successor entities of Everest Strategic Partners agree with the Office that:


         A. Unless Everest Strategic Partners shall have filed a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and shall have obtained approval of the Application or clearance of the Notice in accordance with the Regulations, Everest Strategic Partners will not, except as expressly permitted otherwise herein or pursuant to an amendment to this Rebuttal Agreement:


         1. Seek or accept representation of more than one member of the board of directors of Broadway Federal Bank, f.s.b. and Broadway Financial Corporation;


         2. Have or seek to have any representative serve as the chairman of the board of directors, or chairman of an executive or similar committee of Broadway Federal Bank, f.s.b.'s and Broadway Financial Corporation's board of directors or as president or chief executive officer of Broadway Federal Bank, f.s.b. and Broadway Financial Corporation;


         3. Engage in any intercompany transaction with Broadway Financial Corporation or Broadway Financial Corporation's affiliates;


         4. Propose a director in opposition to nominees proposed by the management of Broadway Federal Bank, f.s.b. and Broadway Financial Corporation for the board of directors of Broadway Federal Bank, f.s.b. and Broadway Financial Corporation other than as permitted in paragraph A-1 of this Section II;


         5. Solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of Broadway Financial Corporation other than in support of, or in opposition to, a solicitation conducted on behalf of management of Broadway Financial Corporation;


         6. Do any of the following, except as necessary solely in connection with Everest Strategic Partners' representative's performance of duties as a member of Broadway Financial Corporation's board of directors:

         (a) Influence or attempt to influence in any respect the loan and credit decisions or policies of Broadway Federal Bank, f.s.b. or Broadway Financial Corporation, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of Broadway Federal Bank, f.s.b. or Broadway Financial Corporation;

         (b) Influence or attempt to influence the dividend policies and practices of Broadway Financial Corporation or any decisions or policies of Broadway Financial Corporation as to the offering or exchange of any securities;

         (c) Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or charter of Broadway Financial Corporation;

         (d) Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of Broadway Financial Corporation; or

         (e) Seek or accept access to any non-public information concerning Broadway Financial Corporation.


         B. None of Everest Strategic Partners, Everest Managers, L.L.C. and Mr. David M.W. Harvey is a party to any agreement with Broadway Financial Corporation.


         C. None of Everest Strategic Partners, Everest Managers, L.L.C. and Mr. David M.W. Harvey shall assist, aid or abet any of Everest Strategic Partners' affiliates or associates that are not parties to this Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms hereof or which constitutes an attempt to evade the requirements of this Agreement.


         D. Any amendment to this Agreement shall only be proposed in connection with an amended rebuttal filed by Everest Strategic Partners with the Office for its determination;


         E. Prior to acquisition of any shares of "Voting Stock" of Broadway Financial Corporation as defined in the Regulations in excess of the Additional Shares, any required filing will be made by Everest Strategic Partners under the Control Act or the Holding Company Act and either approval of the acquisition under the Holding Company Act shall be obtained from the Office or any Notice filed under the Control Act shall be cleared in accordance with the Regulations;


         F. At any time during which 10 percent or more of any class of Voting Stock of Broadway Financial Corporation is owned or controlled by Everest Strategic Partners, no action which is inconsistent with the provisions of this Agreement shall be taken by Everest Strategic Partners until Everest Strategic Partners files and either obtains from the Office a favorable determination with respect to either an amended rebuttal, approval of an Application under the Holding Company Act, or clearance of a Notice under the Control Act, in accordance with the Regulations;


         G. Where any amended rebuttal filed by Everest Strategic Partners is denied or disapproved, Everest Strategic Partners shall take no action which is inconsistent with the terms of this Agreement, except after either (1) reducing the amount of shares of Voting Stock of Broadway Financial Corporation owned or controlled by Everest Strategic Partners to an amount under 10 percent of a class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations; or
(2) filing a Notice under the Control Act, or an Application under the Holding Company Act, as appropriate, and either obtaining approval of the Application or clearance of the Notice, in accordance with the Regulations;


         H. Where any Application or Notice filed by Everest Strategic Partners is disapproved, Everest Strategic Partners shall take no action which is inconsistent with the terms of this Agreement, except after reducing the amount of shares of Voting Stock of Broadway Financial Corporation owned or controlled by Everest Strategic Partners to an amount under 10 percent of any class of Voting Stock, or immediately ceasing any other actions that give rise to a conclusive or rebuttable determination of control under the Regulations;


         I. Should circumstances beyond Everest Strategic Partners' control result in Everest Strategic Partners being placed in a position to direct the management or policies of Broadway Financial Corporation, then Everest Strategic Partners shall either (1) promptly file an Application under the Holding Company Act or a Notice underthe Control Act, as appropriate, and take no affirmative steps to enlarge that control pending either a final determination with respect to the Application or Notice, or (2) promptly reduce the amount of shares of Broadway Financial Corporation Voting Stock owned or controlled by Everest Strategic Partners to an amount under 10 percent of any class of Voting Stock or immediately cease any actions that give rise to a conclusive or rebuttable determination of control under the Regulations;


         J. By entering into this Agreement and by offering it for reliance in reaching a decision on the request to rebut the presumption of control under the Regulations, as long as 10 percent or more of any class of Voting Stock of Broadway Financial Corporation is owned or controlled, directly or indirectly, by Everest Strategic Partners, and Everest Strategic Partners possesses any Control Factor as defined in the Regulations, Everest Strategic Partners will submit to the jurisdiction of the Regulations, including (1) the filing of an amended rebuttal or Application or Notice for any proposed action which is prohibited by this Agreement, and (2) the provisions relating to a penalty for any person who willfully violates or with reckless disregard for the safety or soundness of a savings association participates in a violation of the Holding Company Act or Control Act and the Regulations thereunder, and any regulation or order issued by the Office.


         K. Any violation of this Agreement shall be deemed to be a violation of the Holding Company Act or Control Act and the Regulations, and shall be subject to such remedies and procedures as are provided in the Holding Company Act or Control Act and the Regulations for a violation thereunder and in addition shall be subject to any such additional remedies and procedures as are provided under any other applicable statutes or regulations for a violation, willful or otherwise, of any agreement entered into with the Office.


III.


         This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument representing the Agreement among the parties thereto. It shall not be necessary that any one counterpart be signed by all of the parties hereto as long as each of the parties has signed at least one counterpart.


IV.


         This Agreement shall be interpreted in a manner consistent with the provisions of the Rules and Regulations of the Office.


V.


         This Agreement shall terminate upon (i) the approval by the Office of Everest Strategic Partners' Application under the Holding Company Act or clearance by the Office of Everest Strategic Partners' Notice under the Control Act to acquire Broadway Financial Corporation, and consummation of the transaction as described in such Application or Notice, (ii) in the disposition by Everest Strategic Partners of a sufficient number of shares of Broadway Financial Corporation, or (iii) the taking of such other action that thereafter Everest Strategic Partners is not in control and would not be determined to be in control of Broadway Financial Corporation under the Control Act, the Holding Company Act or the Regulations of the Office as in effect at that time.


VI.


         IN WITNESS THEREOF, the parties thereto have executed this Agreement by their duly authorized officer.





EVEREST STRATEGIC PARTNERS I                                      EVEREST MANAGERS, L.L.C.


LIMITED PARTNERSHIP





By:      Everest Managers, L.L.C.                                 By:
         ------------------------                                             ----------------------------


Its:     General Partner                                                      David M.W. Harvey


                                                                  Its:        Managing Member


                                                                  Dated:      June , 2001


         By:                                                      And By:
                      --------------------------                              ----------------------------


                      David M.W. Harvey                                       Randall Kinoshita


         Its:         Managing Member                             Its:        Member


                                                                  Dated:  June      , 2001
                                                                               -----





OFFICE OF THRIFT SUPERVISION                                      DAVID M.W. HARVEY

                                                                  ----------------------------------------

 By:                                                              Dated: June     , 2001
             ------------------------------------                             ----


Dated:
             ------------------------------------